UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                0-22026
                                   FORM 12b-25
                                                                CUSIP NUMBER
                            NOTIFICATION OF LATE FILING         76009U 10 4
                                   (check one)

/ / FORM 10-K / / FORM 20-F /X/ FORM-11K / / FORM 10-Q / / FORM N-SAR

For period Ended:  December 31, 1997

/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable



                         Part I - REGISTRANT INFORMATION

                                 Rent-Way, Inc.
                            (Full Name of Registrant)


        3230 West Lake Road                       Erie, Pennsylvania  16505
---------------------------------------          --------------------------
(Address of Principal Executive Office)          (City, Sales and Zip Code)

                        PART II - RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/X/      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /      (c)  the Accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached, if applicable.

                              PART III - NARRATIVE

         The Registrant cannot file Form 11-K on or before its June 30, 1998 filing date (due 180 days after the end of its December 31, 1997 fiscal year end) in accordance with the provisions of Reg. Sec. 249-311 without unreasonable effort because:

         A change in plan administrators on January 1, 1998 from Boetger Vargo & Associates to Putnam Fiduciary Trust Company has caused some unexpected delays in the completion and accumulation of 1997 financial data from the prior administrator to allow for finalization of the audit report.

                           PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                           Jeffrey A. Conway         (814) 836-0618



         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      /X/  Yes         / /   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                      / /   Yes       /X/   No


                                 Rent-Way, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 30, 1998                      By: /s/ Jeffrey A. Conway
                                               ----------------------------
                                                 Jeffrey A. Conway
                                                 Vice President
                                                 & Chief Financial Officer






CORPORATE:190023_1 (42MF_1)